SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

Amendment No. 2
to
SCHEDULE 14D-9

Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934

_____________

BIORELIANCE CORPORATION

(Name of Subject Company)

BIORELIANCE CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

090951 10 4

(CUSIP Number of Class of Securities)

Capers W. McDonald
BioReliance Corporation
14920 Broschart Road
Rockville, MD 20850
(301) 738-1000

(Name, address and telephone number of person
authorized to receive notices and communications
on behalf of the person(s) filing statement)

Copy to:

Andrew P. Varney, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
1001 Pennsylvania Avenue, N.W., Suite 800
Washington, D.C. 20004
(202) 639-7032

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission on January 8, 2004 by BioReliance Corporation (“BioReliance”), relating to the tender offer by Baseball Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Invitrogen Corporation, a Delaware corporation, to purchase all of the outstanding shares of BioReliance’s common stock, par value $.01 per share, at a purchase price of $48.00 per share, net to seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated January 8, 2004. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Schedule 14D-9.

Item 8.      Additional Information.

     The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

Other Information

     On January 29, 2004, BioReliance announced plans to close its Worcester facilities by the end of the first quarter of 2004. A copy of the press release relating to this announcement is filed as Exhibit (a)(11) hereto and is incorporated by reference herein.

Item 9.      Material to be Filed as Exhibits.

     The response to Item 9 is hereby amended by adding the following new Exhibit:

Exhibit No.	Description	Incorporated by Reference to
(a)(11)	Text of the press release issued by BioReliance Corporation dated January 29, 2004	Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by BioReliance Corporation on January 29, 2004

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIORELIANCE CORPORATION

	By:	/s/ John L. Coker

Name: John L. Coker Title: Senior Vice President, Administration and Finance, and Chief Financial Officer

Dated: January 29, 2004